FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                03 December 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                    Update on TXU Europe Compensation Claim

(London - 3 December 2004) The administrators of TXU Europe have announced the terms of a proposed Company Voluntary Arrangement ("CVA"). The CVA outlines International Power's compensation claim following the termination of a power offtake contract between Rugeley Power station and TXU Europe in November 2002. The CVA is subject to creditor and court approval, which is expected to take place in Q1 2005.

The administrators of TXU Europe expect to pay Rugeley between GBP73 million and GBP84 million, which will be subject to a normal corporation tax charge. Settlement of this claim will be phased with the first receipt (estimated at GBP50 million) expected in March 2005, with the balance later in 2005 and early 2006.

As previously announced, the majority of this settlement will be used to repay project debt at Rugeley.

For further information please contact:

Investor Contact:
Anna Hirst
+44 (0)20 7320 8788


Media Contact:
Anthony Silverman - Finsbury Group
+44 (0)20 7251 3801



Notes to Editors


International Power owns 100% of Rugeley power station (1,000MW coal fired), located in Staffordshire, England.


International Power plc is a leading independent electricity generating company with 11,953MW (net) in operation and 1,649MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, the UAE, Oman, Saudi Arabia, Portugal, Turkey, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary